UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_______________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 9)

Perma-Fix Environmental Services, Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

714157203

(CUSIP Number)

Vinita K. Paul

Vice President, Chief Compliance Officer, General Counsel and Secretary

Heartland Advisors, Inc.

790 N. Water Street, Suite 1200

Milwaukee, Wisconsin 53202

(414) 347-7777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

_______________________________

March 17, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Advisors, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 664,500 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 729,300 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,300 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON IA

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON Heartland Holdings, Inc.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Wisconsin
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 664,500 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 729,300 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,300 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON HC

CUSIP NO. 714157203
1.	NAME OF REPORTING PERSON William R. Nasgovitz
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) (b)
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO – Funds of investment advisory clients
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0 shares
	8.	SHARED VOTING POWER 664,500 shares
	9.	SOLE DISPOSITIVE POWER 0 shares
	10.	SHARED DISPOSITIVE POWER 729,300 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 729,300 shares
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14.	TYPE OF REPORTING PERSON IN, HC

This Amendment No. 9 to Schedule 13D amends and supplements the Schedule 13D originally filed on July 27, 2016 (the “Original Schedule 13D”) as amended by Amendment No. 1 filed on July 25, 2017 (“Amendment No. 1”), by Amendment No. 2 filed on August 30, 2017, by Amendment No. 3 filed on January 10, 2020, by Amendment No. 4 filed on January 13, 2021, by Amendment No. 5 filed on September 14, 2021, by Amendment No. 6 filed on November 16, 2021, by Amendment No. 7 filed on January 10, 2023 and by Amendment No. 8 filed on February 17, 2023 (the Original Schedule 13D, as so amended, the “Amended Schedule 13D”) and is being filed jointly on behalf of Heartland Advisors, Inc., a Wisconsin corporation (“Heartland”), Heartland Holdings, Inc. (“HHI”), a Wisconsin corporation and William R. Nasgovitz, an individual (each a “Reporting Person,” and together, the “Reporting Persons”), relating to the common stock, $0.001 par value per share (the “Common Stock), of Perma-Fix Environmental Services, Inc., a Delaware corporation (the “Company”). The purpose of this Amendment No. 9 to Schedule 13D is to update Heartland’s ownership of Common Stock on behalf of client accounts.

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 9 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.

All disclosure for items contained in the Amended Schedule 13D where no new information is provided for such item in this Amendment No. 9 to Schedule 13D is incorporated herein by this reference.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Amended Schedule 13D is hereby deleted and replaced with the following:

Heartland has beneficially owned shares of Common Stock on behalf of Client Accounts for a number of years. As of March 23, 2023, Heartland beneficially owned an aggregate of 729,300 shares of the Company’s Common Stock. All shares of Common Stock held by Heartland on behalf of the Client Accounts were purchased with funds provided by the Client Accounts.

Item 5. Interest in Securities of the Issuer

Item 5 of the Amended Schedule 13D is hereby deleted and replaced with the following:

The aggregate percentage of shares of Common Stock reported owned by each person named herein is based upon 13,358,075 shares outstanding, which is the total number of shares of Common Stock outstanding as of February 14, 2023, as reported in the Company’s Annual Report on Form 10-K, filed with the Securities and Exchange Commission on March 23, 2023.

As of March 23, 2023, as investment adviser to the Client Accounts, Heartland may be deemed the beneficial owner of 729,300 shares, or approximately 5.5%, of the Company’s Common Stock. The clients of Heartland, a registered investment adviser, including a series of a registered investment company and other managed accounts, have the right to receive or the power to direct the receipt of dividends and proceeds from the sale of shares of the Company’s Common Stock held by Heartland included in this Schedule 13D. The shares of Common Stock disclosed in this filing as owned by Heartland, HHI and Mr. Nasgovitz are owned by various Client Accounts managed by Heartland on a discretionary basis. To the best of Heartland’s knowledge, as of March 23, 2023, none of the Client Accounts owns more than 5% of the shares of the Company’s Common Stock outstanding.

Heartland, as investment adviser to the Client Accounts, may be deemed to have shared voting power with respect to 664,500 shares and shared dispositive power with respect to 729,300 shares of Common Stock. HHI, as parent company of Heartland, and Mr. Nasgovitz, as a control person of Heartland, may each be deemed to have shared voting power with respect to 664,500 shares of the Company’s Common Stock and shared dispositive power with respect to 729,300 shares and may thus be deemed the indirect beneficial owner of the shares beneficially owned by Heartland. Mr. Nasgovitz specifically disclaims beneficial ownership of such shares.

A description of any transactions in the Common Stock by Heartland on behalf of its clients during the past sixty (60) days from the date hereof is set forth on Annex 2 attached hereto and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 24, 2023

HEARTLAND ADVISORS, INC.

By:      /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Vice President, Chief Compliance Officer,

General Counsel and Secretary

HEARTLAND HOLDINGS, INC.

By:      /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Vice President, General Counsel and

Secretary

WILLIAM R. NASGOVITZ

By:     /s/ Vinita K. Paul

Name: Vinita K. Paul

Title:    Attorney in Fact for William R. Nasgovitz

(Pursuant to Power of Attorney Previously Filed)

ANNEX 2

TRANSACTIONS

Trade Date	Reporting Person	Transaction Type[1]	Number of Shares	Price Per Share ($)
02/02/2023	Heartland	Sell	10,000	$5.01
02/03/2023	Heartland	Sell	10,000	$5.35
02/06/2023	Heartland	Sell	20,000	$5.84
02/07/2023	Heartland	Sell	13,612	$5.96
02/08/2023	Heartland	Sell	22,288	$6.09
02/09/2023	Heartland	Sell	10,200	$6.00
02/09/2023	Heartland	Sell	10,298	$6.01
02/10/2023	Heartland	Sell	12,512	$6.01
02/13/2023	Heartland	Sell	30,021	$6.18
02/13/2023	Heartland	Sell	1,500	$6.23
02/13/2023	Heartland	Sell	2,000	$6.23
02/14/2023	Heartland	Sell	12,000	$6.69
02/14/2023	Heartland	Sell	2,500	$6.64
02/14/2023	Heartland	Sell	1,500	$6.65
02/14/2023	Heartland	Sell	500	$6.64
02/14/2023	Heartland	Sell	400	$6.64
02/14/2023	Heartland	Sell	5,000	$6.60
02/14/2023	Heartland	Sell	600	$6.62
02/14/2023	Heartland	Sell	1,000	$6.62
02/15/2023	Heartland	Sell	11,500	$6.40
02/16/2023	Heartland	Sell	10,000	$6.68
02/17/2023	Heartland	Sell	5,524	$6.78
02/28/2023	Heartland	Sell	2,100	$7.04
03/01/2023	Heartland	Sell	2,300	$7.02
03/02/2023	Heartland	Sell	200	$7.03
03/07/2023	Heartland	Sell	14,945	$7.43
03/07/2023	Heartland	Sell	10,000	$7.70
03/08/2023	Heartland	Sell	350	$7.61
03/08/2023	Heartland	Sell	150	$7.61
03/08/2023	Heartland	Sell	500	$7.64
03/08/2023	Heartland	Sell	10,000	$7.75
03/08/2023	Heartland	Sell	1,000	$7.64
03/08/2023	Heartland	Sell	300	$7.60
03/09/2023	Heartland	Sell	2,000	$7.17
03/09/2023	Heartland	Sell	1,000	$7.38
03/10/2023	Heartland	Sell	10,000	$7.75
03/13/2023	Heartland	Sell	10,000	$8.50
03/14/2023	Heartland	Sell	10,000	$8.44
03/17/2023	Heartland	Sell	10,000	$8.62
03/20/2023	Heartland	Sell	25	$9.05
03/20/2023	Heartland	Sell	175	$9.05
03/20/2023	Heartland	Sell	12,300	$8.91
03/20/2023	Heartland	Sell	4,500	$9.09
03/20/2023	Heartland	Sell	500	$9.00
03/20/2023	Heartland	Sell	200	$9.12
03/20/2023	Heartland	Sell	400	$8.91

03/20/2023	Heartland	Sell	200	$9.00
03/20/2023	Heartland	Sell	2,200	$9.12
03/20/2023	Heartland	Sell	4,300	$9.00
03/20/2023	Heartland	Sell	800	$9.00
03/20/2023	Heartland	Sell	600	$9.12
03/20/2023	Heartland	Sell	2,000	$9.12
03/20/2023	Heartland	Sell	3,800	$9.00
03/20/2023	Heartland	Sell	600	$9.12
03/20/2023	Heartland	Sell	700	$9.00
03/20/2023	Heartland	Sell	10,000	$8.91
03/20/2023	Heartland	Sell	1,000	$9.00
03/20/2023	Heartland	Sell	800	$9.00
03/20/2023	Heartland	Sell	400	$9.12
03/20/2023	Heartland	Sell	900	$9.00
03/20/2023	Heartland	Sell	600	$8.91
03/20/2023	Heartland	Sell	300	$9.09
03/20/2023	Heartland	Sell	8,400	$8.91
03/20/2023	Heartland	Sell	5,000	$9.09
03/20/2023	Heartland	Sell	200	$9.17
03/20/2023	Heartland	Sell	400	$9.12
03/20/2023	Heartland	Sell	200	$8.85
03/20/2023	Heartland	Sell	500	$9.11
03/20/2023	Heartland	Sell	1,400	$8.86
03/21/2023	Heartland	Sell	30,000	$9.04
03/23/2023	Heartland	Sell	10,000	$8.23

______________________________

1 All trades were made in the open market.

INDEX TO EXHIBITS

Exhibit	Description

1	Joint Filing Agreement (incorporated by reference to Exhibit 1 of Amendment No. 7 to Schedule 13D filed January 10, 2023)

2	Power of Attorney (incorporated by reference to Exhibit 2 of Amendment No. 7 to Schedule 13D filed January 10, 2023)